U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12b-25
NOTIFICATION OF LATE FILING                                     SEC FILE NUMBER
                                                               ----------------

                           (Check One):

[   ]  Form 10-K and Form 10-KSB    [  ]  Form 20-F  [  ]  Form 11-K

[ x ]  Form 10-Q and Form 10-QSB  [  ] Form N-SAR


For Period Ended:     September 30, 2004
                      -------------------------------

         [  ]     Transition Report on Form 10-K

         [  ]     Transition Report on Form 20-F

         [  ]     Transition Report on Form 11-K

         [  ]     Transition Report on Form 10-Q

         [  ]     Transition Report on Form N-SAR

For the Transition Period Ended:
                                  -------------------

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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I--Registrant Information

         Full Name of Registrant

         ATA Holdings Corp.
         ----------------------------------------------------------------------
         Former Name if Applicable

         N/A
         ----------------------------------------------------------------------

         Address of Principal Executive Office (Street and Number)

         7337 West Washington Street
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         City, State and Zip Code

         Indianapolis, Indiana 46231
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Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               [x] (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


               [x] (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


               [ ] (c)The accountant's statement or other exhibit required by
                    Rule 12b-25(c) has been attached if applicable.



Part III--Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, and N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

(Attach Extra Sheets if Needed)

The Registrant's quarterly report on Form 10-Q for the quarter ended September 30, 2004 could not be filed at this time without unreasonable effort and expense. As previously disclosed in the Registrant's Current Report on Form 8-K filed on October 28, 2004, the Registrant and seven of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Indiana. The Registrant is in the process of negotiating the terms of a crucial debtor-in-possession financing arrangement and a definitive agreement for the sale of certain assets and assumption of liabilities which require intensive consultation with creditors and other affected parties. The Registrant expects to file its Form 10-Q in a timely manner, as permitted by Rule 12b-25 under the Exchange Act.

Part IV--Other Information

               (1) Name and telephone number of person to contact in regard to this notification

                      Gilbert F. Viets          (317)              247-4000
                      ----------------------------------------------------------

                          (Name)             (Area Code)      (Telephone Number)


               (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [ x ]  Yes     [  ]  No

               (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [ x ]  Yes     [  ]  No

                    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





                               ATA Holdings Corp.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    November 16, 2004          By:  /s/ Gilbert F. Viets
       -------------------               --------------------
                                         Gilbert F. Viets
                                         Executive Vice President and
                                         Chief Restructuring Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTACHMENT TO PART IV OF
                                 FORM 12B-25 OF
                                ATA HOLDINGS CORP
                      WITH RESPECT TO ITS FORM 10-Q FOR THE
                        QUARTER ENDED SEPTEMBER 30, 2004

For the quarter and nine months ended September 30, 2004, ATA Holding Corp and its Subsidiaries (the "Company") had an operating loss of $16.2 million and $49.1 million, respectively, as compared to operating income of $29.5 million and $86.9 million in the same periods of 2003. The Company had a net loss of $30.9 million and $120.9 million in the third quarter and first nine months of 2004, respectively, as compared to a net income of $7.7 million and $40.0 million in the same periods of 2003. Net income (loss) per diluted common share was ($2.65) and ($10.32) for the third quarter and nine months ended September 30, 2004, respectively, as compared to $0.53 and $2.65 for the same periods in 2003. The net loss for the nine months ended September 30, 2004 includes a non-operating charge of $27.3 million related to a loss on extinguishment of debt from the exchange offers completed on January 30, 2004. The net income for the first nine months of 2003 includes the receipt of $37.2 million in U.S. Government funds.

Operating revenues increased 3.5% to $401.2 million in the third quarter of 2004, as compared to $387.7 million in the same period of 2003, and increased 2.6% to $1.179 billion in the first nine months of 2004, as compared to $1.149 billion in the same period of 2003. Consolidated revenue per available seat mile ("RASM") decreased 0.5% to 7.42 cents and 0.1% to 7.24 cents in the third quarter and first nine months of 2004, respectively, as compared to 7.46 cents and 7.25 cents in the third quarter and first nine months of 2003. In the first nine months of 2004, the Company's scheduled service revenues were adversely affected by the industry's added capacity, which especially impacted the Company's transcontinental and other east-west markets in early 2004. As a result, the Company cancelled some of its east-west routes beginning in March and April 2004 while continuing to review its other scheduled service markets. In addition, in the first nine months of 2004 the Company continued to be challenged by competitive pricing which included extraordinary fare discounting by several airlines. The Company's third quarter 2004 scheduled service revenues were also adversely impacted by the hurricanes in Florida. Military/government revenue increased in the three and nine month ended September 30, 2004, as compared to the same periods of 2003, mainly due to an increase in fuel escalation revenue as a result of the increasing cost of fuel.

Operating expenses increased 16.5% to $417.4 million in the third quarter of 2004, as compared to $358.2 million in the comparable period of 2003, and increased 15.5% to $1.228 billion in the first nine months of 2004, as compared to $1.063 billion in the same period of 2003. Consolidated cost per available seat mile ("CASM") increased 11.9% to 7.72 cents in the third quarter of 2004, as compared to 6.90 cents in the third quarter of 2003, and increased 12.5% to
7.54 cents in the first nine months of 2004, as compared to 6.70 cents in the same period of 2003. Operating expenses were primarily impacted by the increasing cost of fuel, which resulted in a CASM increase of 0.53 cents and
0.32 cents in the third quarter and first nine months, respectively. In addition, operating expenses for the first nine months of 2003 benefited from the receipt of $37.2 million in U.S. Government funds for the reimbursement of expenses incurred and revenue foregone related to enhanced aviation security after September 11, 2001, which was recorded as a reduction to operating expenses.

The Company's unrestricted cash balance was $57.6 million as of September 30, 2004, as compared to $150.0 million as of June 30, 2004.